FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

Exhibit

1.	Announcement of the formation of a strategic joint venture, namely OneEnergy Limited, with Mitsubishi on a 50:50 basis and published in Hong Kong newspapers on 22 March 2006.

2.	Announcement of Notice of Annual General Meeting issued on 31 March 2006 and published in Hong Kong newspapers on 31 March 2006.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Company Secretary

Date: 11 April 2006

3

Exhibit 1

ANNOUNCEMENT

The Company is pleased to announce that on 22 March 2006, the Company and Mitsubishi agreed to form a strategic joint venture for the purpose of acquiring interests in and developing and operating power generation businesses in Southeast Asia and Taiwan. The joint venture vehicle is called OneEnergy Limited, which will be owned by the Company and Mitsubishi on a 50:50 basis.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

CLP Holdings Limited (the “Company”) is pleased to announce that on 22 March 2006, the Company and Mitsubishi Corporation of Japan (“Mitsubishi”) agreed to form a strategic joint venture for the purpose of acquiring interests in and developing and operating power generation businesses in Southeast Asia and Taiwan. The joint venture vehicle is called OneEnergy Limited (“OneEnergy”), which will be owned by the Company and Mitsubishi on a 50:50 basis.

The total shareholders’ contribution to OneEnergy is initially set at approximately US$670 million (HK$5,228 million). OneEnergy will look to expand its business in the target region as needs and opportunities arise, either by acquiring existing power generation projects or interests owned by the joint venture parties in stages or by identifying suitable investment opportunities in the region.

The management of the Company is of the view that the formation of the joint venture can combine the expertise and capital of the joint venture parties to serve the growing electricity demand in the region, by cooperating with local partners and working with local governments.

The Company is the holding company of the CLP Group. The CLP Group owns and operates a vertically integrated electricity generation, transmission and distribution business in Hong Kong, and invests in the power sector in Australia, the Chinese mainland, India, Taiwan and Thailand.

Mitsubishi is one of the largest Japanese trading companies doing business on a world-wide basis in, among others, automobile sales and manufacturing, electric appliances, steel and metal products, chemicals, processed foods, textiles, fuel imports and agriculture commodity exports. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Mitsubishi and its ultimate beneficial owner are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

In this announcement, figures in US$ are translated to HK$ at the exchange rate of US$1.00 = HK$7.80 for illustration purposes only.

By Order of the Board
April Chan
Company Secretary

Hong Kong, 22 March 2006

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:

The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach,

Mr. R. J. McAulay (Mr. Jason Whittle as his alternate), Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce and Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate)

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui and Sir Rod Eddington

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and Dr. Y. B. Lee

Exhibit 2

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the eighth Annual General Meeting of Shareholders of CLP Holdings Limited (the Company) will be held at Jockey Club Auditorium, The Hong Kong Polytechnic University, Hung Hom, Kowloon, Hong Kong on Tuesday, 25 April 2006, at 11:00 a.m. for the following purposes:

(1)	To receive and consider the audited Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2005.

(2)	To declare a final dividend and a special final dividend.

(3)	To elect Directors.

(4)	To re-appoint Auditors and authorise Directors to fix their remuneration.

(5)	As special business to amend the Company’s Articles of Association by passing the following Resolution as a Special Resolution:

“That the Articles of Association of the Company be and are hereby amended by deleting the existing Article 67 in its entirety and replacing it with the following Article 67 and inserting Articles 67A to 67K immediately after Article 67:

67.	The Chairman may, with the consent of the meeting or under the power set out in Article 67C, adjourn a meeting from time to time or sine die and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned sine die, the Board shall fix the time and place for the adjourned meeting. When a meeting is adjourned for 30 days or more or sine die, seven clear days’ notice at the least of the adjourned meeting shall be given in like manner as in the case of the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

67A.	The Board may instruct persons entitled to attend a meeting to do so by simultaneous attendance and participation at a satellite meeting place, overflow room or overflow venue at such place or places in Hong Kong as the Board may determine, and the members present or by proxy at satellite meeting places, overflow rooms or overflow venues shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the Chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that members attending at all the meeting places are able to participate in the business for which the meeting has been convened. The Chairman of the meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.

67B.	The Board and, at any meeting, the Chairman of the meeting may from time to time make such arrangements for managing attendance at any place or places at which the meeting will take place (whether involving the issue of tickets or some other means of identification, seat reservation or otherwise) as it shall in its absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a member who, pursuant to such arrangements, is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to attend at one of the other places; and the entitlement of any member so to attend the meeting or adjourned meeting at such place or places shall be subject to any such arrangement as may be for the time being in force and by the notice of meeting or adjourned meeting stated to apply to the meeting.

67C.	If it appears to the Chairman of a meeting that:

(a)	the facilities at the principal meeting or any satellite meeting, overflow room or overflow venue meeting place have become inadequate; or

(b)	it is not possible to ascertain the view of those present; or

(c)	there is no quorum; or

(d)	there is violence or the threat of violence occurring at the meeting;

then the Chairman may, without the consent of the meeting, interrupt or adjourn the meeting. All business conducted at the meeting up to the time of such adjournment shall be valid.

67D.	For the purposes of this Article 67, the right of a member to participate in the business of any meeting shall include the right to speak, to vote on a show of hands or poll, be represented by a proxy and have access to all documents which are required by the Statutes or these Articles to be made available at the meeting.

67E.	The Board and, at any general meeting, the Chairman of the meeting may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security and orderly conduct of a meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. Members shall also comply with all requirements or restrictions imposed by the owner of the premises at which the meeting is held. A person who refuses to comply with any such arrangements, requirements or restrictions may be refused entry to the meeting.

67F.	If, after the sending of notice of a meeting but before the meeting is held, or after the adjournment of a meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Directors, in their absolute discretion, consider that it is impracticable or unreasonable for any reason to hold a general meeting on the date or at the time and place specified in the notice calling the meeting, it may change or postpone the meeting to another date, time and place. When a meeting is so postponed, notice of the date, time and place of the postponed meeting shall be given by one of the means specified in Article 148. Notice of the business to be transacted at such postponed meeting shall not be required.

67G.	At a meeting, in the case of a resolution duly proposed as a special resolution, no amendment thereto (other than an amendment to correct a patent error) may be considered.

67H.	At a meeting, in the case of a resolution duly proposed as an ordinary resolution, no proposal of nor amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office of the Chairman or in the Chairman’s absolute discretion he decides that it may be considered or voted upon.

67I.	If at a meeting an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the Chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

67J.	The Chairman may, for the purpose of promoting the orderly conduct of the business of the meeting, impose any rules including, without limitation, on the number, frequency, time allowed and point at which questions may be raised at a meeting and any member who fails to abide by such rules may be asked to desist by the Chairman and if he persists asked to leave.

67K.	The Chairman shall at a meeting take any such action as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting and the Chairman’s decisions on matters of procedure or arising incidentally from the business of the meeting (including ordering the exclusion or expulsion of any member or other person who, by his presence or conduct, the Chairman considers to be an impediment to the orderly conduct of the business of the meeting) shall be final as shall be his determination as to whether any matter is of such nature.”

As special business to consider and, if thought fit, pass with or without modification the following Resolutions as Ordinary Resolutions:

(6)	“That remuneration shall be payable to the Chairmen and Members (other than Executive Directors and Management) who serve on the following Board Committees of the Company and such remuneration be fixed at the levels as shown in the following table for each financial year until the Company in General Meeting otherwise determines; such remuneration to take effect from the date of their respective first meeting.

	HK$
Social, Environmental & Ethics Committee
Chairman	30,000
Member	20,000

China Committee
Chairman	56,000
Member	40,000	”

(7)	“That:

(a)	subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed five per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).”

(8)	“That:

(a)	a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution.

(b)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

(9)	“That, conditional upon the passing of Resolutions (7) and (8) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (8) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (7).”

By Order of the Board
April Chan
Company Secretary

Hong Kong, 31 March 2006

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

Proxy Information

1.	A Shareholder entitled to attend and vote at the Annual General Meeting to be held on 25 April 2006 (the AGM) convened by the Notice of AGM (the Notice) is entitled to appoint not more than two proxies to attend and vote in his/her stead. The proxy need not be a Shareholder of the Company.

2.	Proxy forms for use at the AGM will be sent to Shareholders together with the Annual Report 2005 on 31 March 2006. The proxy form will be published on the website of The Stock Exchange of Hong Kong (the Exchange) and can also be downloaded from the CLP website: www.clpgroup.com. In order to be valid, proxy forms must be completed, signed and deposited at the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the AGM.

Dividends

3.	The Board has recommended a final dividend and a special final dividend of HK$0.83 per share and HK$0.11 per share respectively. The final dividend and special final dividend totalling HK$0.94 per share are subject to Shareholders’ approval at the AGM. The special final dividend represents the distribution of the profit arising from the Hok Un redevelopment in Hong Kong.

4.	The Register of Shareholders will be closed from 13 April 2006 to 25 April 2006, both days inclusive, during which period the registration of transfers of shares will be suspended. To rank for the final dividend and special final dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on 12 April 2006.

Directors

5.	As at the date of the Notice, Directors of the Company are:

Non-executive Directors:

The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach,

Mr. R. J. McAulay (Mr. Jason Whittle as his alternate), Mr. J. A. H. Leigh,

Mr. R. Bischof, Mr. I. D. Boyce and Mr. P. C. Tan (Mr. Bradley W. Corson

as his alternate)

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui and Sir Rod Eddington

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and Dr. Y. B. Lee

6.	In relation to agenda item No. (3) in the Notice regarding election of Directors, Professor Judy Tsui and Sir Rod Eddington, both Independent Non-executive Directors newly appointed by the Board, retire at the AGM in accordance with Article 109 of the Company’s Articles of Association and, being eligible, offer themselves for election by Shareholders. Mr. P. C. Tan, Mr. R. J. McAulay, Dr. William K. Fung, Mr. I. D. Boyce, Mr. J. S. Dickson Leach and Dr. Y. B. Lee also retire at the AGM by rotation pursuant to Article 103 of the Company’s Articles of Association and, being eligible, offer themselves for re-election. The election and re-election of these retiring Directors will be individually voted on by Shareholders.

7.	The qualifications, previous experience and length of service with the Company of all the Directors who stand for election and re-election at the AGM are set out in the “Board of Directors and Senior Management” section on pages 96 and 97 of CLP Holdings’ Annual Report 2005 which accompanies this Notice.

8.	With the exceptions of Mr. I. D. Boyce, Professor Judy Tsui and Sir Rod Eddington, all the other Directors who stand for re-election at the AGM have interests in the shares of the Company. Such Directors’ interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance are set out in the “Directors’ Report” on pages 122 to 126 in CLP Holdings’ Annual Report 2005 and remain unchanged as at 16 March 2006, being the latest practicable date prior to the printing of the Notice (latest practicable date).

9.	The amount of emoluments paid for the year ended 31 December 2005 to each of the Directors who stand for election and re-election at the AGM together with the basis of determining such emoluments are set out in the “Remuneration Report” on pages 112 to 117 in CLP Holdings’ Annual Report 2005.

10.	Other biographical details of each of the Directors who stand for election and re-election at the AGM, as required by rule 13.51(2) of the Rules Governing the Listing of Securities on the Exchange (the Listing Rules) as at the latest practicable date, are set out below to enable Shareholders to make an informed decision on their election and re-election. Save for the information set out in this paragraph 10 and in paragraphs 6 to 9 above, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that need to be brought to the attention of Shareholders in respect of the Directors who stand for election and re-election at the AGM.

10.1	Professor Tsui Lam Sin Lai Judy (aged 51)

Professor Judy Tsui is an Independent Non-executive Director of the Company appointed on 10 May 2005 and a Member of the Audit Committee, Social, Environmental & Ethics Committee and China Committee of the CLP Holdings Board. She has submitted to the Exchange a written confirmation concerning her independence. Professor Tsui has also given an annual confirmation of her independence to the Company. The Board, therefore, considers her to be independent and believes that she should be elected. In the past three years and as at the latest practicable date, Professor Tsui has served as an Independent Non-executive Director of China Vanke Co. Ltd., a listed company on the Shenzhen Stock Exchange. She has no financial or family relationships with any other Directors, Senior Management or substantial shareholders of the Company.

10.2	Sir Roderick Ian Eddington (aged 56)

Sir Rod is an Independent Non-executive Director of the Company appointed on 1 January 2006 and a Member of the Social, Environmental & Ethics Committee of the CLP Holdings Board. He has submitted to the Exchange a written confirmation concerning his independence. In the past three years and as at the latest practicable date, Sir Rod has served as the Non-executive Chairman for Australia and New Zealand of JP Morgan Chase & Co. (JP Morgan), a Non-executive Director of News Corporation, John Swire & Sons Pty Ltd. and Rio Tinto Ltd. He had also been the Chief Executive of British Airways Plc from 2000 until he retired on 30 September 2005. He has no financial or family relationships with any other Directors, Senior Management or substantial shareholders of the Company. Subsidiaries of the Company have had normal commercial dealings with related companies of JP Morgan. These dealings occurred prior to Sir Rod becoming a director of each of JP Morgan and the Company (both appointments took place on 1 January 2006). Accordingly, in these circumstances, the Board considers him to be independent and believes that he should be elected.

10.3	Mr. Tan Puay Chiang (aged 58)

Mr. Tan is a Non-executive Director of the Company and a Member of the Regulatory Affairs Committee and China Committee of the CLP Holdings Board. In the past three years and as at the latest practicable date, Mr. Tan has not served as a director of any other listed public companies. He has no financial or family relationships with any other Directors, Senior Management or substantial shareholders of the Company.

10.4	Mr. Ronald James McAulay (aged 70)

Mr. McAulay is a Non-executive Director of the Company. In the past three years and as at the latest practicable date, Mr. McAulay has served as a Non-executive Director of The Hongkong and Shanghai Hotels, Ltd. He is a substantial shareholder of the Company and the brother-in-law of the Chairman, The Hon. Sir Michael Kadoorie.

10.5	Dr. Fung Kwok Lun William (aged 57)

Dr. Fung is an Independent Non-executive Director of the Company and a Member of the Nomination Committee and Social, Environmental & Ethics Committee of the CLP Holdings Board. Dr. Fung was first appointed to the Board in 1994 and has, therefore, served for more than nine years. He has submitted to the Exchange a written confirmation concerning his independence. Dr. Fung has also given an annual confirmation of his independence to the Company. The Board, therefore, considers him to be independent and believes he should be re-elected, in particular because of his experience and contribution to the Board. In the past three years, Dr. Fung has served as Group Managing Director of Li & Fung Ltd., Non-executive Director of chinadotcom corporation (now known as CDC Corporation) and Convenience Retail Asia Ltd. and Independent Non-executive Director of HSBC Holdings plc and VTech Holdings Ltd. In addition to the abovenamed companies but except for chinadotcom corporation which Dr. Fung has resigned in September 2005, as at the latest practicable date, Dr. Fung is also a Non-executive Director of Integrated Distribution Services Group Ltd. and Bank of Communications Co., Ltd. He has no financial or family relationships with any other Directors, Senior Management or substantial shareholders of the Company.

10.6	Mr. Ian Duncan Boyce (aged 61)

Mr. Boyce is a Non-executive Director of the Company. In the past three years and as at the latest practicable date, Mr. Boyce has served as the Deputy Chairman of The Hongkong and Shanghai Hotels, Ltd. and a Non-executive Director of Tai Ping Carpets International Ltd. Mr. Boyce is also a Director of Sir Elly Kadoorie & Sons Ltd. overseeing a number of the Kadoorie Family’s interests in Hong Kong and overseas and, as such, is associated with a substantial shareholder of the Company.

10.7	Mr. James Seymour Dickson Leach (aged 60)

As a result of his retirement in 2006, Mr. Dickson Leach stepped down as a Vice Chairman of the Company with effect from 1 January 2006, a position he has held since December 1996. Mr. Dickson Leach has remained as a Non-executive Director of the Company after his retirement to provide continuity and support in management of key relationships. He also remains as a Member of the Finance & General Committee of the CLP Holdings Board until 31 March 2006. In the past three years and as at the latest practicable date, except for Tai Ping Carpets International Ltd. from which he resigned as Non-executive Chairman in May 2005, he has served as an Executive Director of The Hongkong and Shanghai Hotels, Ltd. and Independent Non-executive Director of Hong Kong Aircraft Engineering Co. Ltd. Mr. Dickson Leach retires from the Chairmanship of Sir Elly Kadoorie & Sons Ltd. on 1 April 2006 and, as such, has been associated with a substantial shareholder of the Company.

10.8	Dr. Lee Yui Bor (aged 59)

Dr. Lee is the Group Executive Director of the Company and a Member of the Regulatory Affairs Committee and China Committee of the CLP Holdings Board. He also serves on the boards of various subsidiaries of the Company; namely as the Managing Director of Hong Kong Nuclear Investment Co. Ltd., a Director of CLP Research Institute, Guizhou CLP Power Co. Ltd. and CLP Guangxi Fangchenggang Power Co. Ltd. In the past three years and as at the latest practicable date, Dr. Lee has not served as a director of any other listed public companies. He has no financial or family relationships with any other Directors, Senior Management or substantial shareholders of the Company.

Auditors’ Remuneration

11.	In relation to agenda item No. (4) in the Notice regarding the authorisation of Directors to fix auditors’ remuneration, Shareholders should note that, in practice, the amount of auditors’ remuneration for the year 2006 audit cannot be determined at the beginning of the financial year. This is because auditors’ remuneration for any given year varies, in particular by reference to the scope and extent of the audit work which is undertaken during that year.

12.	In order to be able to charge the amount of auditors’ remuneration as operating expenses for the year ending 31 December 2006, Shareholders’ approval to delegate the authority to the Directors to fix the auditors’ remuneration for the year ending 31 December 2006 is required at the AGM.

13.	The work of the auditors and the amount of remuneration paid to the auditors for the year 2005 audit has been reviewed by the Audit Committee, which comprises only Independent Non-executive Directors. The approved amount of auditors’ remuneration and fees paid to the auditors for non-audit services are disclosed on page 108 of CLP Holdings’ Annual Report 2005. All non-audit services performed by the auditors were pre-approved by the Audit Committee in line with the requirements of the Sarbanes-Oxley Act.

Articles of Association

14.	For the purpose of promoting the safe and orderly conduct of general meetings, a Special Resolution to amend the existing Article 67 and insert Articles 67A to 67K into the Company’s Articles of Association is proposed (agenda item No. (5) in the Notice). The background of the proposed amendments and the newly added Articles is set out below:

(a)	Article 67 and Article 67C	To empower the Chairman of the meeting to adjourn a meeting at his own discretion so as to ensure the orderly conduct of a meeting.

(b)	Article 67A	To allow for satellite meetings in order to enable Shareholders’ participation in a meeting at overflow rooms and the like.

(c)	Article 67B	To allow the Board and the Chairman of the meeting to make arrangements for managing attendance at a meeting.

(d)	Article 67D	To define shareholders’ participation in a meeting.

(e)	Article 67E	To empower the Board and the Chairman of the meeting to make any arrangements and impose any requirement or restriction to ensure the security and orderly conduct of a meeting.

(f)	Article 67F	To permit the Directors to postpone a general meeting in the event that it is impracticable or unreasonable for any reason to hold such a meeting on the date or at the time specified in the notice calling the meeting.

(g)	Article 67G	To limit amendments to proposed special resolutions.

(h)	Article 67H	To set out procedures for making amendments to proposed ordinary resolutions.

(i)	Article 67I	To ensure the validity of a resolution which has been passed notwithstanding that a proposed amendment has been ruled out of order by the Chairman of the meeting.

(j)	Article 67J	To allow the Chairman of the meeting to impose rules, such as rules relating to the asking of questions, to ensure the orderly conduct of the meeting.

(k)	Article 67K	To enable the Chairman of the meeting to take any action, as he sees fit to ensure the orderly conduct of a meeting, which may include the expulsion of any member who impedes the orderly conduct of the meeting.

Remuneration for Board Committees

15.	On 18 October 2005, the Board established a Social, Environmental & Ethics Committee (SEE Committee) as a Board Committee of the Company to oversee CLP’s position and practices on issues of corporate social responsibility, principally in relation to social, environmental and ethical matters that affect Shareholders and other key stakeholders. The SEE Committee had its first meeting on 1 December 2005 and will meet at least twice a year.

16.	On 1 January 2006, the Board established a China Committee to oversee CLP’s strategy and standing in the Chinese mainland. The China Committee had its first meeting on 10 January 2006 and will meet at least four times a year.

17.	The terms of reference of the SEE Committee and China Committee are available on the CLP website.

18.	In line with other Board Committees of the Company, the levels of remuneration of the Chairmen and members of the SEE Committee and the China Committee are determined based on the methodology developed from the “Higgs Report” in the U.K. on the “Review of the Role and Effectiveness of Non-executive Directors”. Details of the methodology and resulting fees are set out in the Remuneration Report on pages 112 and 113 of CLP Holdings’ Annual Report 2005.

General Mandate to issue shares

19.	In relation to the general mandate referred to in Resolution (7) in the Notice, an Ordinary Resolution was passed at the Annual General Meeting held on 28 April 2005 giving a general mandate to the Directors to issue up to five per cent of the share capital of the Company in issue. No shares have been issued pursuant to this mandate, which will lapse at the conclusion of the forthcoming AGM, unless the mandate is renewed at that meeting. At present, the Directors have no immediate proposals to issue any new shares. The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to issue shares.

Share Repurchase Mandate

20.	In relation to the general mandate referred to in Resolution (8) in the Notice, an Ordinary Resolution was passed at the Annual General Meeting on 28 April 2005 giving a general mandate to the Directors to repurchase shares of the Company on the Exchange representing up to ten per cent of the issued share capital of the Company. Up to the latest practicable date, no shares were repurchased pursuant to this general mandate, which will lapse at the conclusion of the forthcoming AGM, unless the mandate is renewed at that meeting. The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase shares on an opportunistic basis for the enhancement of long-term shareholder value. Shareholders’ attention is particularly drawn to the implication of share repurchases under the Hong Kong Code on Takeovers and Mergers as set out in the Explanatory Statement on Share Repurchase Mandate which accompanies the Notice.

Right to demand a poll

21.	Pursuant to Article 68 of the Articles of Association of the Company, every question submitted to a general meeting shall be determined in the first instance by a show of hands of the Shareholders present in person, but a poll may be demanded (before or upon the declaration of the result of the show of hands) by the Chairman or by:

(a)	not less than five Shareholders present in person or by proxy having the right to vote at the meeting; or

(b)	a Shareholder or Shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(c)	a Shareholder or Shareholders present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring the right.

22.	Pursuant to Article 68, the Chairman will demand a poll on each of the questions submitted for determination at the forthcoming AGM. The results of the poll will be published in the local newspapers and on the Company’s and the Exchange’s websites on the business day following the AGM, as well as in the Minutes of the AGM for despatch to Shareholders.

Procedure for Shareholders to put forward proposals at the AGM

23.	Pursuant to Article 106 of the Articles of Association of the Company, if a Shareholder wishes to propose a person other than a Director of the Company for election as a Director at the AGM, he/she can deposit a written notice to that effect at the registered office of the Company for the attention of the Company Secretary. In order for the Company to inform Shareholders of that proposal, the written notice must state the full name of the person proposed for election as a Director, include the person’s biographical details as required by rule 13.51(2) of the Listing Rules, and be signed by the Shareholder concerned and that person indicating his/her willingness to be elected. The period for lodgment of such a written notice will commence no earlier than 1 April 2006 being the day after the despatch of the Notice and end no later than 18 April 2006 which is seven days prior to the date of the AGM . If the notice is received less than 15 days prior to the AGM, the Company will need to consider the adjournment of the AGM in order to allow Shareholders 14 days’ notice of the proposal.

24.	For other proposals including requisitions to move a resolution at the AGM, Shareholders are requested to follow the requirements and procedures as set out in section 115A of the Hong Kong Companies Ordinance and further explained on the CLP website. A hard copy of this procedure can be obtained free of charge on request to the Company Secretary.

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:

The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach,

Mr. R. J. McAulay (Mr. Jason Whittle as his alternate), Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce and Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate)

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui and Sir Rod Eddington

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and Dr. Y. B. Lee